August 11, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Open Solutions Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 15, 2006 Forms 8-K filed February 28, 2006 and May 2, 2006 File No. 000-02333
Dear Ms. Collins:
Set forth below are responses to your letter dated July 20, 2006 (the “Comment Letter”) regarding the Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) of Open Solutions Inc. (the “Company”) and the Forms 8-K filed by the Company on February 28, 2006 and May 2, 2006 (the “Forms 8-K). All responses correspond to the sequential numbering of the comments and headings used in the Comment Letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Management of the Company also reaffirms our responsibility for the accuracy and adequacy of the disclosures that have been made in our filings. Furthermore, we acknowledge that the comments made by the Staff, and any resulting modifications of our disclosures, do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses to the Comment Letter are as follows:
Form 10-K for the year ended December 31, 2005
Note 8. Convertible Notes Payable, page F-21
1.      Tell us how you evaluated the conversion feature associated with the senior subordinated convertible notes due 2035 (the Notes) to determine whether it was embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) — 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion.

Response:
The Company’s senior subordinated convertible notes due in 2035 (the “Notes”) are convertible into a fixed number of common shares 10 days prior to, but not on, the maturity date of the Notes. The Notes are also convertible at an earlier date upon the occurrence of certain contingencies that are based on stock market price, redemption, change in control, or certain corporate events. In addition, if the holder elects to convert upon a change in control (defined as greater than 50% change in beneficial ownership, merger or consolidation), the holder will receive a make whole premium if more than 10% of the consideration consists of cash and if the change in control occurs prior to February 2, 2012. The make whole premium is paid in a specified number of shares of common stock that is based on our stock price and the effective date of the change in control.
We separately evaluated each conversion option and the make whole premium associated with the Notes to determine whether any feature was an embedded derivative that required separate accounting under FAS 133, paragraphs 12a-c. We concluded as follows:
1.	The conversion options and make whole premium are not clearly and closely related to the debt host because they are based on shares of common stock, which differ from the economic characteristics and risks of the Notes.
2.	The Notes are not accounted for at fair value.
3.	Each embedded conversion option and the make whole premium meets the definition of a derivative under paragraph 6 of SFAS 133.
•	One or more underlyings and one or more notional amounts — met because the underlying is the stock price and the notional amount is the number of shares to be issued upon conversion
•	Little or no initial net investment — met because the value deemed paid for each conversion option and the make whole premium is less than the notional value of the underlying common stock and therefore each embedded feature is considered to have little or no initial net investment.
•	Requires or permits net settlement — met because the conversion mechanism permits payment in cash (at our election) or publicly-traded shares, which are reasonably expected to be readily convertible into cash.
Having concluded that the embedded conversion options and make whole premium meet the definition of a derivative, we considered whether any of the scope exceptions of SFAS 133 applied. Paragraphs 11a and 12c (by reference to paragraph 11) of SFAS 133 specify that if the embedded feature is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were freestanding, the embedded feature would be excluded from the scope of SFAS 133. We also considered the guidance in EITF 01-6 and determined that none of the conversion triggers are based on observable markets or indices, other than that of our own stock, and that once any contingency is resolved, settlement is based solely on our stock.

Therefore, we concluded that the conversion options and the make whole premium are considered indexed to our own stock for purposes of applying the SFAS 133 paragraph 11a scope exception.
We next considered what the balance sheet classification of each conversion option and the make whole premium would be if each were freestanding, pursuant to EITF 00-19. Because the make whole premium contingently increases the number of shares to be delivered upon conversion, the Notes are not convertible into a fixed number of shares, and, therefore, are considered to be non-conventional convertible debt and out of the scope of paragraph 4 of EITF 00-19. Therefore, we have performed a detailed analysis of each embedded conversion feature pursuant to paragraphs 12-32 of EITF 00-19 below:

EITF 00-19 Provision	Assessment
Contract has no provisions related to net-cash settlement (paragraphs 12-13)	The Notes do not have any provisions which require net-cash settlement of the conversion options or the make whole premium.
Contract permits settlement in unregistered shares (paragraphs 14-18)	The Notes can be settled in either registered or unregistered shares.

There are no penalties associated with delivery of shares by private placement.

The Notes have a provision related to liquidating damages upon a registration default. See our consideration of liquidated damages in our response to Comment #3 below.
Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock options (paragraph 19)	We will have sufficient authorized shares to settle the conversion option and the make whole premium. We have 95 million common shares authorized, of which approximately 17 million are outstanding. We have approximately 10 million shares reserved for options and approximately 6.6 million shares reserved for any conversion of the Notes. The maximum number of shares issuable upon conversion of the Notes is approximately 6.6 million shares (approximately 5.0 million shares upon exercise of any conversion option plus approximately 1.6 million shares for the largest make whole premium available).

Contract contains an explicit limit on the number of shares to be delivered (paragraphs 20-24)	The fixed conversion ratio states the explicit amount of shares to be delivered and the table associated with the make whole provision specifies a maximum number of shares to be delivered upon conversion when a change in control occurs. In addition, the agreement states that no more than 24.4 shares per $1,000 of principal will be issued.
No required cash payments to counterparty in the event the company fails to make timely SEC filings — net cash settlement for registration default (paragraph 25)	There is no provision that allows any of the conversion options (or the make whole premium) to be net cash settled in the event the company fails to make timely SEC filings.

See discussion below in our response to Comment #3 related to liquidated damages.
No cash settled “top-off” or “make whole” provision (paragraph 26)	There are no top-off or make whole provisions with respect to any conversion option or make whole premium.
Contract requires net cash settlement only if specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (paragraphs 27-28)	There is no net cash settlement required for any conversion option or make whole premium.
No provisions that indicate that counterparty has rights that rank higher than those of a shareholder (paragraphs 29-31)	There is no provision that a counterparty has the rights of a creditor with respect to any conversion option or make whole premium in the event of a bankruptcy.
No requirement in contract to post collateral at any point or for any reason (paragraph 32)	There is no requirement to post collateral related to any conversion option or make whole premium.

Based on our analysis of EITF 00-19, we concluded that each embedded conversion option and the make whole premium would be classified as equity and, accordingly, do not require bifurcation.
2.      We also note that it appears that the Notes may contain other embedded derivatives that you should evaluate under SFAS 133. Tell us how you evaluated whether the redemption rights and repurchase options were embedded derivatives that should be separated from the debt host and accounted for at fair value under SFAS 133.
Response:
We evaluated other features within the convertible notes under SFAS 133, including the redemption rights and repurchase option, as well as other features addressed in response to Comment #3.
Repurchase Feature
There are two repurchase or put features exercisable by the holder: one exercisable on certain dates prior to maturity and the other exercisable upon a change in control. In assessing the repurchase features, we considered whether each repurchase feature is clearly and closely related to the debt host. The put options would not be clearly or closely related to the debt host under (1) DIG Issue B16 if they involved the repayment of the contractual principal amount and the Notes were issued at a substantial premium or discount or (2) paragraph 13 of SFAS 133 if (a) the investor would not recover substantially all of its initial investment or (b) it could result in doubling the then-current market rate and the investor doubling its initial rate of return on the debt host. The Notes are puttable at accreted value plus accrued and unpaid interest. Accordingly, the put options do not provide for the payment of the contractual principal amount, would allow the investor to recover substantially all its investment, but would not allow an investor to double its initial rate of return. Therefore, each put option is clearly and closely related to the debt host and would not require bifurcation.
Redemption Feature
In assessing the redemption or call feature exercisable by us, we considered whether the redemption feature is clearly and closely related to the debt host. The call option would not be clearly or closely related to the debt host under (1) DIG Issue B16 if it involved the repayment of the contractual principal amount and the Notes were issued at a substantial premium or discount or (2) paragraph 13 of FAS 133 if (a) the investor would not recover substantially all of its initial investment or (b) it could result in doubling the then-current market rate and the investor doubling its initial rate of return on the debt host. The Notes are redeemable at accreted value plus accrued and unpaid interest. Accordingly, the call option does not provide for the payment of the contractual principal amount, would allow the investor to recover substantially all its investment, and would not allow an investor to double their initial rate of return. Therefore, the redemption feature is clearly and closely related to the debt host and would not require bifurcation.

3.      Please note, pursuant to the comments above relating to the Notes, you should provide us a thorough analysis of all the provisions of the Notes in order to determine whether there are any provisions that may be derivatives. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf
Response:
We have reviewed the relevant information at the website above. In addition to the conversion, make whole, redemption and repurchase features of our notes, we addressed the following feature of our debt offering in assessing whether there are any other potential derivative features that might require bifurcation:
Liquidated Damages
The registration rights agreement entered into in connection with the offering of our Notes provides for the payment of liquidated damages in the event we fail to file a registration statement covering the Notes within 90 days of issuance and have it declared effective within 180 days of issuance. The amount of the liquidated damages is payable at the rate of 0.25% of the issue price of the Notes per annum for the first 90 days after a default, increasing to 0.5% per annum thereafter. The payment of liquidated damages is limited to a maximum period of two years from the date of issuance. Therefore, the maximum amount of the penalty that could be paid is approximately $1 million ($125,000,000 * 0.25% for one quarter, plus $125,000,000 * 0.5% for 6 quarters), which is less than 1% of the issue price.
In evaluating the liquidated damage provision, we considered whether the penalty would have the ability to double the investor’s initial rate of return and result in a rate of return that is twice the then-current market rate. Because the liquidated damages are limited to two years of payments, and the yield of the Notes is above 1% (twice the maximum rate of the penalty), there is no scenario under which the liquidated damages payments would double the initial return of the holder.
We also considered whether the liquidated damages provisions were significant enough to make the delivery of unregistered shares under the conversion options and make whole premium an uneconomic alternative under EITF 00-19. Given that the maximum penalty is relatively minor, we concluded that the penalty was not substantive in comparison to the value of the embedded conversions options.
We understand that there has been diversity in practice regarding the treatment under EITF 00-19 of registration rights agreements in the analysis of freestanding financial instruments that reference such agreements. We note that the treatment of registration rights penalties is discussed in EITF 05-4, but the EITF will not be able to reach consensus on this issue until the question of whether a registration rights agreement is itself a derivative is resolved. We understand that guidance on whether registration rights penalties meet the definition of a derivative is forthcoming from the FASB. Finally, we note that we successfully registered our

Notes within the timeframe specified in the Notes agreement and, therefore, we have not been required to pay any penalties related to the liquidated damages provisions associated with the Notes. We will continue to monitor the work of the FASB and the EITF for further developments and will apply any final resolution of this issue as appropriate.
Forms 8-K filed February 28, 2006 and May 2, 2006
4.      We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, explain what you mean by “core” performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.
Response:
Our management evaluated the usefulness of the non-GAAP measures presented in the press releases that reported our financial results for the year ended December 31, 2005 and for the quarter ended March 31, 2006. Such non-GAAP measures excluded from our GAAP net income and earnings per share (i) stock-based compensation charges, (ii) amortization charges of intangible assets associated with our acquisitions, and (iii) the gain from the settlement of a contract related to one such acquisition.
We believe that these non-GAAP measures, when viewed in addition to, and not in lieu of, our reported GAAP results, assist investors in understanding our results of operations and evaluating our performance as compared to our results and performance in prior periods because (A) the prior comparative periods did not include stock option expense, (B) for purposes of evaluating our employees, our managers and our business, we exclude amortization of intangibles from acquisitions in view of the fact that the size and timing of acquisitions vary unpredictability over reporting periods and (C) one-time gains such as the settlement of a contract related to an acquisition are non-recurring events.
In addition, our management uses these non-GAAP measures to conduct and evaluate our business, and we believe that investors benefit from seeing our results “through the eyes of management.” In that respect, we would note the following:
•	We establish and manage our stock-based compensation programs and acquisition strategy on a corporate-wide basis, and our managers are not responsible for, and cannot control, the impact of the charges associated with acquisitions, including charges for amortization of intangibles, on their respective budgets.
•	Accordingly, our management excludes these charges internally when measuring the success of our various managers and product lines.
•	Further, our incentive bonus program for employees, including executives, is based on corporate performance measures that exclude stock-based compensation and amortization charges of intangible assets, again because these costs are the result of corporate-wide decisions over which individual managers and individual employees have limited control.
•	In addition, when preparing our 2006 fiscal year budget for individual product lines, we did not consider stock-based compensation.
•	In its periodic updates to the Board during the fiscal year, management reports on, and evaluates, performance of our managers on an overall GAAP basis, as well as their performance without considering stock-based compensation or amortization charges associated with acquisitions.
•	Finally, we believe that because the corresponding GAAP measures may include items that are non-recurring or outside the Company’s normal operations, the non-GAAP measures more closely match the underlying economic performance of the Company’s business and more closely align with the Company’s cash flows, and therefore are of material assistance to investors in understanding and evaluating our historical, current and future prospects in the same manner as does management.

The primary limitations associated with our use of non-GAAP financial measures are that these measures may not be directly comparable to the amounts reported by other companies and they do not include all items of income and expense that affect our operations. We compensate for these limitations by clearly stating both the non-GAAP measure and the comparable GAAP measure and explaining the components of the non-GAAP measure, as well as providing tabular reconciliations. We also clearly state in our press release that the non-GAAP information should be used in addition to, and not in lieu of, GAAP results. Finally, in evaluating our financial results, we consider both GAAP measures and the non-GAAP measures outlined above.
We recognize that the explanatory paragraphs above may be useful to investors in understanding our non-GAAP financial measures and how they relate to our business. In the future, we will enhance our disclosure relating to non-GAAP financial measures by including in our press releases containing non-GAAP financial measures explanatory language that is substantially similar to the paragraphs above. Further, after reviewing our disclosure in light of the Commission’s comments, we will more clearly explain the word “core,” as it is used to describe our non-GAAP results, in future press releases or eliminate the word entirely.
* * *
          If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 860-815-5235. Thank you for your time and consideration.
Sincerely,
OPEN SOLUTIONS INC.
/s/ Kenneth J. Saunders
Kenneth J. Saunders
Executive Vice President and Chief Financial Officer